82-1257

IMPERIAL

RECEIVED
2005 AUG -9 P 3:23

05010312

1 August 2005

Miss A Kein
Stop 3 – 4
Office of International Corporate Finance
Securities & Exchange Commission
WASHINGTON DC 20549 USA

Imperial One Intl Ltd SUPPL

Dear Anne,

RE: ADR FACILITY

Please find enclosed a copy of the Company's Fourth Quarter Activities & Cashflow Report lodged with the Australian Stock Exchange Limited on 29 July 2005.

This announcement has been lodged with the Securities Commission with respect to the Company's obligation pursuant to Rule 12g3-2(b).

Yours faithfully

D L Hughes
Secretary

PROCESSED
AUG 12 2005
THOMSON
FINANCIAL

B

dw 8/9

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 29/07/2005

TIME: 15:00:25

TO: IMPERIAL ONE LIMITED

FAX NO: 02-9251-0244

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Fourth Quarter Activities & Cashflow Report

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Fran Stewart

From:	ASX.Online@asx.com.au
Sent:	Friday, 29 July 2005 3:01 PM
To:	Fran Stewart
Subject:	IMP - ASX Online e-Lodgement - Confirmation of Release

247856.pdf (305 KB)

ASX confirms the release to the market of Doc ID: 247856 as follows:
Release Time: 29-Jul-2005 15:00:24
ASX Code: IMP
File Name: 247856.pdf
Your Announcement Title: Quarterly Activities & Cashflow Report

IMPERIAL

QUARTERLY REPORT TO 30 JUNE 2005

TO THE AUSTRALIAN STOCK EXCHANGE LIMITED UNDER LISTING RULE 5.2

The following summarises the operations of Imperial One Limited for the period ended 30 June 2005.

Litigation – Rupert Company Limited
The Company is continuing its Enforcement Proceedings against Rupert Limited, a company incorporated in Fiji, for the recovery of costs incurred in Supreme Court proceedings between Rupert and the Company in 2003. The Company's claim for the Supreme Court costs has been registered in the High Court of Fiji for recovery of costs against assets owned by Rupert Limited. Recovery of costs relating to the Court of Appeal proceedings between Rupert and the Company is pending on the determination of costs by the assessor of the Supreme Court.

Bemax Resources NL
The Company holds 5.3% of the issued capital of Bemax Resources NL. That Company's ASX Quarterly Activities Report for the June 2005 period follows.

HIGHLIGHTS

- Construction of Pooncarie Project progressing on schedule and within budget.
- Mining production figures for quarter on target.
- High value rutile and zircon Bemax Snapper Deposit area increased by acquisition of area from Iluka Resources Limited.
- Acceleration of Murray Basin Development Program announced.
- Continued exploration focus following recent Campaspe resource discovery in the Murray Basin.
- Sustained high level of market demand for products.
- Approvals process for two new mines in Western Australia nearing completion.
- Development of marketing and toll treatment agreement with Tasmanian Titanium Pty Ltd.
- Annual General Meeting held 26 May 2005.

COMPANY UPDATE

The level of business and development activity in the June Quarter was high in both the Eastern and Western operations of the Company.

In early April the Company announced the discovery of the new Campaspe deposit in the Murray Basin, which was followed in early May by the announcement of the acquisition of an extension to Bemax's existing high value zircon and rutile Snapper Deposit, also in the Murray Basin. A map outlining the area of the Snapper Extension is attached.

The strategic acquisition of the Snapper Extension from Iluka Resources Limited, significantly increases the resource and along strike exploration potential of the Snapper Deposit. The Snapper Extension and the Campaspe Deposit are in addition to the 61.9 Mt HM already held by Bemax in the Murray Basin. The proximity of the Snapper Deposit to the Pooncarie Project Ginkgo mine, which is presently under construction, will allow it to be developed at a significantly lower capital cost than Ginkgo, utilising the synergies available from the infrastructure currently under construction.

With the Pooncarie Project Ginkgo mine development progressing on schedule and within budget, the Company announced, in late June, its intention to implement an accelerated development program for its Murray Basin Projects.

Focus in the Quarter has also been directed toward growing the Western Australian side of the business to maximise capital and operating efficiency. On 19 July 2005 the Company announced execution of a marketing and toll treatment agreement with Tasmanian Titanium Pty Ltd under which Bemax will process, market and sell high value zircon and rutile minerals, remitting the sale proceeds back to Tasmanian Titanium Pty Ltd after deducting fees and commissions.

The agreement will add an estimated 13,400 tonnes of zircon and 9,800 tonnes of rutile to Bemax's sales in the first 18 months after commencement of mining, with an estimated market value of US$15 million. Mining is scheduled to commence in the first quarter of 2006. This agreement will increase Bemax's capacity to satisfy client's record demand for zircon.

In response to the milestones achieved by the Company in the past year, and particularly in the last quarter, major shareholder The National Titanium Dioxide Co Limited exercised early the 50 million options which they acquired in Bemax two years ago.

POONCARIE PROJECT

Bemax was very pleased to report on 21 June 2005, following the Pooncarie Project's six month review, that the delivery of the Pooncarie Project remained on schedule and within the independently reviewed project cost estimate, as set out in the Company's October 2004 Prospectus.

Completion of the construction and mining pit occurred ahead of schedule in June. Delivery of the dredge and wetplant commenced on schedule on 1 July and 4 July respectively.

Further activities in the Quarter included:

- Completion of 39 km of the 64 km haulage road connecting the mine site to the Silver City Highway.
- Completion of the air strip at the mine site.
- Commencement of construction of Mineral Separation Plant at Broken Hill.
- 180 person accommodation camp at the mine site completed and occupied by employees and contractors.
- Completion of water storage /tailings dam.
- Sinking and successful commissioning of six bores.
- Construction of powerline well underway.

First sales of product from the Murray Basin are scheduled in the first half of 2006 following commissioning of the dredge, wet plant and mine site HMC processing facilities at Ginkgo in December 2005 and commissioning of the Broken Hill MSP and Bunbury MSP upgrade in January and February 2006, respectively.

EXPLORATION

Drilling Completed in the quarter totalled 16,717.5 metres.

WEST AUSTRALIAN OPERATIONS

Mining operations continued during the period at the Ludlow and Tutunup sites. Continuous improvement in plant and mining techniques resulted in a strong performance at Ludlow, with HMC production above budget for the quarter.

Operations at Tutunup which were due to be completed during the current quarter will continue throughout the third quarter.

In other activities, rehabilitation of Yarloop, Sandalwood and Jangardup sites was progressed during the quarter with minor planting required during spring.

Public review and responses to the Consultative Environmental Report (CER) in regard to the Gwindinup Project were received and addressed during the period. The Environmental Protection Agency (EPA) released a Bulletin recommending that the project proceed. The Minister for the Environment will make her final decision on the project during the third quarter.

The North Shore mineral separation plant (MSP) continued to process HMC from both Tutunup and Ludlow sites. Toll treatment of external client material continued during the period.

PRODUCTION

Mining operations at the Ludlow and Tutunup minesites produced 80,268 tonnes of HM concentrate from a total of 736,832 tonnes of ore mined.

PRODUCTION – WEST COAST		
		June Quarter
Ore Mined	(tonnes)	736,832
HMC Produced	(tonnes)	80,268
Final Product		
- Ilmenite	(tonnes)	46,270
- Sec Ilmenite	(tonnes)	2,732
- Leucoxene	(tonnes)	1,265
- Rutile	(tonnes)	0
- Zircon	(tonnes)	5,734

Subsequent Events

14,350,000 unlisted options issued under the Company's Executive Option Plan and exercisable at 9 cents were not exercised by their 6 July 2005 expiry date, and as a consequence have lapsed.

Future Direction

Directors continue to seek new investment opportunities to enhance shareholder value. The Company's focus will be to ensure that it retains it's strategic shareholding in Bemax Resources NL while it continues with it's evaluation of other investment opportunities that will provide an ongoing cashflow to the Company, with the ultimate objective of enabling the Company to pay dividends to shareholders.

Yours faithfully

B W McLeod
Chairman


6315000 mN
600000 mE
605000 mE
610000 mE
615000 mE
EL6421
Purchased
from Iluka 2005
6310000 mN
ML1504
Ginkgo
BeMax
EL5474
Pooncarie
Snapper northern
extension
6305000 mN
Area of Measured
and Indicated
resource
Snapper
MLA210
6300000 mN
Previous Iluka
portions of
Snapper Resource
Snapper southern
extension
6295000 mN
BeMax Drill Collar
Iluka Drill Collar
1,3,5 and 10%
HM Outlines
N
0
1.5
3
kilometres
6290000 mN
BEMAX
RESOURCES
Murray Basin

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

Imperial One Limited

ABN

29 002 148 361

Quarter ended ("current quarter")

30 June 2005

Consolidated statement of cash flows

		Current quarter $A	Year to date (12 months) $A
	Cash flows related to operating activities		
1.1	Receipts from product sales and related debtors	-	-
1.2	Payments for (a) exploration and evaluation	-	-
	(b) development	-	-
	(c) production	-	-
	(d) administration	(34,429)	(234,433)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	1,011	5,039
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Other (Underwriting Fees)	-	71,451
	Net Operating Cash Flows	(33,418)	(157,943)
	Cash flows related to investing activities		
1.8	Payment for purchases of: (a)prospects		-
	(b)equity investments		(52,739)
	(c) other fixed assets		-
1.9	Proceeds from sale of: (a)prospects		-
	(b)equity investments		-
	(c)other fixed assets		-
1.10	Loans to other entities		-
1.11	Loans repaid by other entities		52,739
1.12	Other (provide details if material)		-
	Net investing cash flows	-	-
1.13	Total operating and investing cash flows (carried forward)	(33,418)	(157,943)

1.13	Total operating and investing cash flows (brought forward)	(33,418)	(157,943)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	-	-
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	30,000	30,000
1.17	Repayment of borrowings	-	-
1.18	Dividends paid	-	-
1.19	Other (provide details if material)	-	-
	Net financing cash flows	30,000	30,000
	Net increase (decrease) in cash held	(3,418)	(127,943)
1.20	Cash at beginning of quarter/year to date	130,139	254,664
1.21	Exchange rate adjustments to item 1.20	-	-
1.22	**Cash at end of quarter**	126,721	126,721

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A
1.23	Aggregate amount of payments to the parties included in item 1.2	Nil
1.24	Aggregate amount of loans to the parties included in item 1.10	Nil

1.25 Explanation necessary for an understanding of the transactions

N/A

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A	Amount used $A
3.1	Loan facilities	75,000	30,000
3.2	Credit standby arrangements	Nil	Nil

Estimated cash outflows for next quarter

		$A
4.1	Exploration and evaluation	Nil
4.2	Development	Nil
	Total	**Nil**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A	Previous quarter $A
5.1	Cash on hand and at bank	15,035	8,473
5.2	Deposits at call	111,686	121,666
5.3	Bank overdraft	-	-
5.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	126,721	130,139

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	-	-	-	-
6.2	Interests in mining tenements acquired or increased	-	-	-	-

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*	Nil	Nil		
7.2	Changes during quarter (a) Increases through issues	Nil	Nil		
	(b) Decreases through returns of capital, buy-backs, redemptions	Nil	Nil		
7.3	**+Ordinary securities**	924,196,306	924,196,306		
7.4	Changes during quarter (a) Increases through issues	Nil	Nil		
	(b) Decreases through returns of capital, buy-backs	Nil	Nil		
7.5	**+Convertible debt securities** *(description)*	Nil	Nil		
7.6	Changes during quarter (a) Increases through issues	Nil	Nil		
	(b) Decreases through securities matured, converted	Nil	Nil		
7.7	**Options** *(description and conversion factor)*			*Exercise price*	*Expiry date*
		14,350,000	Nil	9 Cents	6 July 2005
		15,295,000	Nil	1 Cent	31 December 2006
7.8	Issued during quarter	Nil	Nil		
7.9	Exercised during quarter	Nil	Nil		
7.10	Expired during quarter	Nil	Nil		
7.11	**Debentures** *(totals only)*	Nil	Nil		
7.12	**Unsecured notes** *(totals only)*	Nil	Nil		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does /does not* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: .... Date: 29 July 2005
(Company secretary)

Print name: D L Hughes

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==